October 31, 2014

VIA EDGAR

Ms. Alison White, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS II Gurtin California Municipal Value Fund Gurtin National Municipal Value Fund (the "Funds") (File Nos. 811-22842 and 333-188521)

Dear Ms. White:

On July 2, 2014, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 14 ("PEA 14") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Funds' prospectus, statement of additional information, and Part C (accession number 0001435109-14-000440) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Tuesday, July 22, 2014 regarding PEA 14 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: On the cover page, please update the EDGAR series and class IDs for new tickers, when obtained.

Response: Registrant has updated the disclosure consistent with the Staff's comment.

Comment 2: In the Fees and Expenses table, consider removing the Shareholder Fees chart, as they are inapplicable.

Response: Registrant respectfully declines the Staff's comment, preferring to leave the Shareholder Fees table in the disclosure in the Funds' prospectuses to remain consistent with the prospectus disclosures of the Registrant's other series.

U.S. Securities and Exchange Commission
October 31, 2014

Comment 3: Confirm that an acquired fund fees and expenses line item does not need to be included in the Fees and Expenses tables based on each Fund's investments in exchange-traded funds.

Response: Although the Funds intend to invest in exchange-traded funds, Registrant confirms that each Fund's acquired fund fees and expenses are not expected to exceed 0.01% of its total annual operating expenses during its first fiscal year.

Comment 4: In the Principal Investment Strategies, briefly define "duration" and make clear how it measures volatility.

Response: Registrant has revised the disclosure in the "Principal Investment Strategies" of the non-summary section of the prospectus to be consistent with the Staff's comment.

Comment 5: Explain yield curve positioning, as referenced in the Principal Investment Strategies.

Response: Registrant has revised the disclosure in the "Principal Investment Strategies" of the non-summary section of the prospectus to be consistent with the Staff's comment.

Comment 6: Supplementally describe the background of each predecessor fund, including the reason for which it was established.

Response: Each predecessor fund is a series of a limited partnership established under the provisions of the Delaware Revised Uniform Limited Partnership Act in 2009 (the "Partnership"). Prior to 2008, the investment grade municipal market was characterized by bond insurance wraps on roughly half of issued bonds, allowing few opportunities to generate material excess return through credit research because bond pricing generally reflected the insured status of the bonds rather than the bonds' underlying credit. After 2008, the fixed income investment landscape was markedly changed in the wake of municipal bond insurers' loss of their AAA ratings. In addition, Gurtin Fixed Income Management, LLC ("Gurtin") witnessed widened credit spreads persisting for as many as two years after the downgrades and recognized the opportunity to launch a strategy that leveraged Gurtin municipal credit research expertise. That strategy consists of identifying mispriced and misunderstood investment grade bonds at prices and yields that were more consistent with a high yield bond in a marketplace that was still generally characterized by minimal understanding of municipal credit quality, a dearth of fundamental municipal credit research on the buy-side, and heavy reliance on the rating agencies' inconsistent ratings. In light of these factors in the fixed income markets, Gurtin launched its municipal value strategy and the predecessor funds in May 2010. With the predecessor funds as the investment vehicle for this strategy, Gurtin had access to a broader audience of investors at lower investment levels while enabling an appropriate balance of bond diversification and liquidity.

Comment 7: Supplementally state whether the Adviser managed other funds that were substantially similar to the current Funds and whether those funds were converted to Registered Investment Companies. If not converted, explain why not. In addition, if the Adviser managed similar funds, and any with lesser performance were not converted, please disclose and explain why.

Response: Gurtin has not managed other funds.

U.S. Securities and Exchange Commission
October 31, 2014

Comment 8: Supplementally state whether the predecessor funds transferred substantially all of its portfolio securities or whether it transferred only a portion of its assets to the newly registered Funds.

Response: Gurtin intends to transfer substantially all of its portfolio securities from each predecessor fund to the newly registered fund.

Comment 9: Supplementally state whether the Adviser believes that a predecessor fund could have complied with Subchapter M of the Internal Revenue Code of 1986.

Response: Each predecessor fund is a separate series of a limited partnership and is taxed as a partnership and not as a corporation for federal income tax purposes. Also, neither of the predecessor funds is registered under the Investment Company Act of 1940 (the "1940 Act"). Given these facts, neither fund would have been able to meet the requirements of Subchapter M of the Internal Revenue Code of 1986, which requires, in part, an entity that wants to elect and qualify to be a regulated investment company to be registered under the 1940 Act and be taxed as a corporation for federal income tax purposes. Additionally, each predecessor fund might not have satisfied the diversification and distribution requirements of Subchapter M to qualify as a regulated investment company. Because those requirements were inapplicable to the predecessor funds, neither predecessor fund tracked its compliance with those requirements.

Comment 10: Supplementally confirm that you have the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 (the "Advisers Act").

Response: Gurtin maintains all records necessary to justify performance calculations of all managed accounts (including the predecessor funds), retains all appropriate account statements and can generate all worksheets necessary to demonstrate the calculation of performance or rate of return of all managed accounts, pursuant to Rule 204-2(a)(16) under the Advisers Act.

Comment 11: Disclose how performance of the predecessor funds was calculated.

Response: Registrant has revised the disclosure consistent with the Staff's comment. The predecessor fund performance disclosure in the Performance Information section has been updated to clarify that performance was calculated net of fees and expenses. Financial statements for the predecessor funds for the fiscal years ended 2012 and 2013, as well as interim financial statements for the period June 30, 2014, will be included as an exhibit to the Registration Statement when practicable.

Comment 12: In the Performance Information section, provide the after tax performance. Supplementally explain the basis for excluding after tax performance.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 13: In the Average Annual Total Returns table, include an appropriate broad based securities index as the primary index. In addition, confirm that allocation to the two stated indices is consistent with the maturities and duration of the securities held by the Fund.

Response: Registrant has revised the disclosure consistent with the Staff's comment. Registrant has included the Bank of America Merrill Lynch Municipals Miscellaneous Index 7-12 Years as the primary benchmark index for each Fund. Registrant confirms that the index is consistent with the maturity and duration of the Funds' portfolio holdings. In addition, Registrant accordingly moved the blend of 75%

U.S. Securities and Exchange Commission
October 31, 2014

Merrill Lynch US Municipal Large Cap Index 7-12 Years and 25% Merrill Lynch US Municipal Large Cap Index 12-22 Years to the secondary benchmark.

Comment 14: In the section titled "Additional Information Regarding Principal Investment Strategies," ensure that no information is repeated that was disclosed elsewhere. In addition, ensure that the summary section is, in fact, summary in nature, consistent with SEC's Division of Investment Management's Guidance Update 2014-08 ("IM Guidance").

Response: Registrant confirms that the summary section of the Prospectus is clear, concise, and summary in nature. In addition, Registrant confirms that the disclosure is not overly complex, technical, nor unnecessarily duplicative, and consistent with the IM Guidance.

Comment 15: Disclose that the Funds will provide shareholders with 60 days' notice of any change in investment policy in accordance with Rule 35d-1 promulgated under the Investment Company Act of 1940 ("1940 Act").

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 16: In the section titled "Limitations on Frequent Purchases," disclose, if true, that the Funds have entered into information sharing agreements pursuant to Section 22c-2(a)(2)(i) of the 1940 Act.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 17: In the section titled "Redemptions in Kind," disclose the circumstances under which the Funds may pay redemption proceeds in portfolio securities, rather than in cash.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 18: In the section titled "Investment Limitations," disclose that the limitation relating to holdings of illiquid securities is a non-fundamental policy.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 19: In the Fundamental Limitations, provide a narrative disclosure describing the specific limitations imposed by the 1940 Act.

Response: Registrant respectfully declines the Staff's comment. Registrant seeks maximum flexibility permitted by the 1940 Act and refers the Staff to the qualifiers disclosed below the fundamental investment limitations, which are believed to be sufficiently descriptive. In addition, because of the evolving nature of governing statutes, SEC rules, and Staff interpretations, Registrant prefers not to limit itself to current-day norms that may be markedly different than norms that evolve during the life of the Funds.

Comment 20: With respect to Fundamental Limitation number seven, modify the disclosure to clarify that municipal securities whose payments of interest and/or principal are dependent upon revenues derived from projects, rather than the general obligations of the municipal issuers (such as private activity and revenue bonds), will be subject to the Funds' concentration restrictions.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

U.S. Securities and Exchange Commission
October 31, 2014

PART C

Comment 21: In Item 30, pertaining to Indemnification, include the undertaking regarding the Staff's position, which can be found in Regulation S-K, § 229.510 (item 510).

Response: Registrant has revised the disclosures as follows, consistent with the Staff's comment: Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

* * *

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc: Alison. Fuller, Esq.
         Stradley Ronon Stevens & Young, LLP